December 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Star Equity Holdings, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Star Equity Holdings, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of the captioned Registration Statement on Form S-1 (the “Registration Statement”), for the registration of shares of the Company’s common stock (or pre-funded warrants in lieu of such shares) and warrants to purchase common stock, including one complete copy of the exhibits listed in the Registration Statement as filed therewith.

We wish to bring to the Commission’s attention that the Company’s earlier registration statement on Form S-1 (No. 333-237928), also for a registered underwritten public offering of common stock, pre-funded warrants and warrants, was declared effective on May 26, 2020. Much of the information concerning the Company’s business, risk factors and capital stock follows closely the information contained in the earlier Form S-1.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement or the offering, please do not hesitate to contact me (tel.: (212) 451-2234) or Kenneth A. Schlesinger of our office (tel.: (212) 451-2252), or Jeffrey E. Eberwein, the Company’s Executive Chairman (tel.: (203) 489-9500).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:	Mr. Jeffrey E. Eberwein Kenneth A. Schlesinger, Esq.